FINANCIAL STATEMENT

Transamerica Capital, Inc.
Year Ended December 31, 2022
With Report of Independent Registered
Public Accounting Firm
*(Pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934)*

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | Oct. 31, 2023 |
| Estimated average burden hours per response. | 12.00 |

| SEC FILE NUMBER |
|---|
| **8-24829** |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transamerica Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street
(No. and Street)

| Denver | CO | 80202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Brian Beitzel | (319) 355-2802 | brian.beitzel@transamerica.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

| 1 N. Wacker Drive | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 238 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**







I, Brian J. Beitzel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transamerica Capital, Inc. as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Brian J. Beitzel, CFO

Notary Public

LORI HACH
NOTARIAL SEAL
IOWA
Commission Number 758754
My Comm. Expires 6-16-24

**This filing** contains (check all applicable boxes):**

☒(a) Statement of financial condition.

☒(b) Notes to consolidated statement of financial condition.

☐(c) Statement of Operations or, if there is other comprehensive income in the period(s) presented, a statement ofcomprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐(d) Statement of cash flows.

☐(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐(f) Statement of changes in liabilities subordinated to claims of creditors.

☐(g) Notes to consolidated financial statements.

☐(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐(i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒(t) Independent public accountant's report based on an examination of the statement of financial condition.

☐(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.

☐(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**TRANSAMERICA CAPITAL, INC.**
**FINANCIAL STATEMENT**
**Year Ended December 31, 2022**

## Contents



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholder of Transamerica Capital, Inc.

***Opinion on the Financial Statement– Statement of Financial Condition***

We have audited the accompanying statement of financial condition of Transamerica Capital, Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

Chicago, Illinois
March 1, 2023

We have served as the Company's auditor since 2014.

# TRANSAMERICA CAPITAL, INC.
## STATEMENT OF FINANCIAL CONDITION
### *(Dollars in thousands, except for share data)*
### December 31, 2022

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 76,830 |
| Commission receivable from affiliates | | 19,292 |
| Distribution fees receivable from affiliates | | 9,978 |
| Deferred tax asset, net | | 10,327 |
| Due from affiliates, net | | 1,476 |
| Receivable from Parent under tax allocation agreement | | 790 |
| Prepaid expenses and other assets | | 1,176 |
| **Total assets** | **$** | **119,869** |

**Liabilities and stockholder's equity**

**Liabilities**

| | | |
|---|---|---:|
| Commissions payable to affiliates | $ | 29,944 |
| Service fees payable | | 8,203 |
| Salaries, benefits, and bonuses payable | | 5,638 |
| Other liabilities | | 8,413 |
| **Total liabilities** | | **52,198** |

**Stockholder's equity**

| | | |
|---|---|---:|
| Common stock, no par value, 1,000,000 shares authorized; 1,062 issued and outstanding | | 1 |
| Additional paid-in capital | | 381,174 |
| Retained deficit | | (313,504) |
| Total stockholder's equity | | 67,671 |
| **Total liabilities and stockholder's equity** | **$** | **119,869** |

*The accompanying notes are an integral part of these financial statement*

## 1. Organization

Transamerica Capital, Inc. (the "Company") is a wholly owned subsidiary of AUSA Holding, LLC ("AUSA") which is wholly owned by Transamerica Corporation (the "Parent"), which is a wholly owned subsidiary of AEGON N.V., a public limited liability company organized under Dutch law. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes insurance products and mutual fund products as underwriter and distributor for affiliated companies.

## 2. Summary of Significant Accounting Policies

### Basis of Accounting

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

### Estimates

The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and Cash Equivalents include cash on deposit, and money market funds with original maturities of three months or less. Money market funds are valued based at amortized cost, which approximates fair value. At December 31, 2022, the Company had cash accounts, which exceeded federally insured limits, and are therefore not subject to FDIC insurance.

### Commission Receivable from Affiliates

Commission Receivable from Affiliates represents the accrued variable annuity commission revenue accrued for variable annuities and variable universal life sales of insurance products and commission trails with affiliated entities. Refer to Note 6 for further details on related party transactions.

### Distribution Fees Receivable from Affiliates

Distribution Fees Receivable include 12b-1 fees, concessions, variable annuities, and other receivables based on the sale of affiliated products with affiliated entities. Refer to Note 6 for further details on related party transactions.

### Deferred Tax Asset, net

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted statutory tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

**Due from Affiliates, net**

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, distribution services, marketing services, and other miscellaneous expenses. The Company incurs affiliated interest expenses and or revenue on these balances with affiliated entities, which is included in part of the settlement. The Company settles with the Parent regularly. Refer to Note 6 for further details on related party transactions.

**Prepaid Expenses and Other Assets**

Prepaid Expenses and Other Assets primarily consist of monthly FINRA licensing fees paid directly through the FINRA Central Registration Depository account as well as prepaid event sponsorships.

**Commissions Payable to Affiliates**

Commissions Payable to Affiliates represents payables for affiliated variable universal life, variable annuities, and 12b-1 fees related to mutual fund products with affiliated entities. Refer to Note 6 for further details on related party transactions.

**Service Fees Payable**

Service Fees Payable represent fees owed to sub-advisors and other broker dealers based on the level of affiliated product sales and production levels.

**Salaries, Benefits, and Bonuses Payable**

The Company has employees that accrue salaries, benefits, and bonuses according to the timing of pay cycles.

**Other Liabilities**

Other Liabilities represent accounts payable accruals related to operating expenses, use tax, bank sweep timing differences, legal and regulatory fee accruals, and event sponsorships.

**Current Expected Credit Losses**

For financial assets measured at amortized cost basis, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost include cash equivalents within Cash and Cash Equivalents and other assets within Prepaid Expenses and Other Assets in the Statement of Financial Condition.

Amounts owed to the Company related to these balances are settled within a maximum of six months, with most settling in less than three months. It is the Company's policy to review, as necessary, the credit standing of the counterparties and the Company has had no historical experience of credit loss. As of December 31, 2022, risk of credit loss is considered remote, therefore an allowance for credit losses on the financial assets measured at amortized cost is immaterial and no allowance was recorded.

## 3. Receivable from Contracts with Customers

*Distribution Fees*

The beginning receivable balance related to distribution fees was $39,834, whereas the December 31, 2022 ending balance was $29,270 reflected under Distribution Fees from Affiliates and Commission Receivable from Affiliates on the Statement of Financial Condition.

*Marketing Concessions from Affiliates*

The beginning and ending receivable balance related to Marketing Concessions from Affiliates was zero for 2022.

*Event Sponsorships*

The beginning and ending receivable balance related to event sponsorships was zero for 2022.

## 4. Fair Value Measurements and Fair Value Hierarchy

ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market that the company has ability to access at measurement date.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets

  b) Quoted prices for identical or similar assets or liabilities in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements include those in which there is little, if any, market activity for the assets or liabilities. Therefore, the Company must

***(Dollars in thousands)***

make assumptions about inputs that a hypothetical market participant would use to value the assets or liabilities.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2022:

| | December 31, 2022 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| **Assets** | | | | |
| Money market funds (a) | $ 63,538 | $ - | $ - | $ 63,538 |
| **Total assets** | **$ 63,538** | **$ -** | **$ -** | **$ 63,538** |

(a) Cash equivalents of $63,538 classified as level 1 are money market mutual funds and are valued at amortized cost, which approximates fair value. Cash is not included in the above table.

The following table presents fair value of the Company's money market funds and the related redemption requirements at December 31, 2022:

| | **Fair Value** | **Unfunded Commitments** | **Redemption Frequency** | **Redemption Notice Period** |
|---|---|---|---|---|
| Money market funds | $ 63,538 | $ - | any dealing day | 0 days |
| **Total** | **$ 63,538** | | | |

The carrying values of other financial instruments including accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

**5. Income Taxes**

At December 31, 2022, the Company recorded deferred tax assets of $10,327 which consist of federal net operating loss carryforwards and compensation and benefit accruals.

The Company's recorded deferred tax assets are net of a $4,108 valuation allowance. This valuation allowance represents the portion of the Company's state deferred tax assets that it does not expect to recognize in future periods due to a history of losses and projected future losses in the respective tax jurisdiction. The Company's valuation allowance increased in 2022 from additional operating losses in state tax jurisdictions where a valuation allowance was already recorded against operating loss carryforwards.

The Company settles all accrued income taxes that are not cash settled under a tax sharing agreement through a capital contribution or dividend with its parent company. The following table summarizes the tax related contributions and/or dividends for the current year.

| | **2022** |
|---|---|
| Federal | $ 17 |
| State | (105) |
| Total contribution (dividend) | **$ (88)** |

The Company's federal and state (where applicable) income tax returns are consolidated with other includible affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income

*(Dollars in thousands)*

tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. State tax allocations do not consider the effects of state tax attribute carryovers and carrybacks in jurisdictions where the company files a consolidated state tax return. Receivables from the Parent under the tax allocation agreement are presented gross in the Statement of Financial Condition and are settled net with other amounts due to affiliates.

The Internal Revenue Service (IRS) completed its examination for 2009 through 2013 for which an appeals conference is in process. The IRS opened an exam for the 2014 through 2018 amended tax returns. Federal income tax returns filed in 2019 through 2021 remain open, subject to potential future examination. The Company believes there are adequate defenses against, or sufficient provisions established related to any open or contested tax positions.

## 6. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of variable annuities; the Company is engaged through these agreements to sell and distribute the variable annuity products of the affiliated companies. Pursuant to these agreements, the Company has $18,830 of Commission and Concession Receivable from Affiliates and Commissions Payable to Affiliates associated with the sale of variable annuities at year-end on the Statement of Financial Condition.

The Company is a member of a group of affiliated companies that are engaged in the sale of variable universal life products; the Company is engaged through these agreements to sell and distribute the variable universal life products of the affiliated companies. Pursuant to these agreements, the Company has $462 of Commission Receivable from Affiliates and Commissions Payable to Affiliates associated with the sale of variable universal life products at year-end on the Statement of Financial Condition.

Pursuant to an underwriting agreement, the Company is principal underwriter in connection with the offering and sales of shares of Transamerica Series Trust, an affiliated entity. As compensation for services provided, the Company receives 12b-1 fees from Transamerica Series Trust. As of December 31, 2022, the Company has $6,618 of Distribution Fees Receivable from Affiliates and $6,618 of Commissions Payable to Affiliates associated with Transamerica Series Trust mutual funds on the Statement of Financial Condition.

The Company has an agreement to receive 12b-1 fees from the sale of certain series of Transamerica Funds, an affiliated mutual fund group which is advised by Transamerica Asset Management, Inc. ("TAM") and distributed by the Company. As compensation for services provided, the Company receives 12b-1 fees. As of December 31, 2022, the Company has $2,978 of Distribution Fees Receivable from Affiliates and $4,034 of Commissions Payable to Affiliates associated with Transamerica Funds on the Statement of Financial Condition.

The Company is party to an agreement with TAM, an affiliated company, whereby TAM agrees to compensate the Company for authorized administrative and other services related to Transamerica Funds. As of December 31, 2022, the Company currently has no receivable associated with this activity.

The Company is party to cost-sharing agreements between Transamerica affiliated companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of Transamerica and represents both items specifically identifiable as attributable to the Company and an allocation of shared resources among several affiliates. As of December 31, 2022, the outstanding receivable associated with the cost sharing agreement totaled $1,476 and is reflected as Due from Affiliates, net on the Statement of Financial Condition.

From time to time, to support the operations of the Company, the Parent will contribute capital during the year. During the current year, the Company received capital contributions of $37,000. The Company received federal tax capital contributions of $17, respectively pursuant to the tax sharing agreement, which the Company earned a benefit based off the participation of the consolidated tax return with the Parent. The Company also paid a dividend related to state taxes of $105 to its Parent pursuant to the tax sharing agreement.

## 7. Commitments and Contingencies

The Company may, at times, be involved in litigation (including arbitrations), regulatory exams, investigations, actions, and inquiries in the normal course of business. In all such matters, the Company has cooperated fully with the applicable regulatory agency or self-regulatory organization.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability has been established. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2022 and are believed to be sufficient as of that date. Such liabilities may be adjusted from time to time to reflect any relevant developments.

The Company has an existing liability for pending legal and regulatory matters in Other Liabilities on the Statement of Financial Condition.

## 8. Subsequent Events

The financial statement is adjusted to reflect events that occurred through March 1, 2023, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet are disclosed, but do not result in an adjustment of the financial statement itself. No material subsequent events have been identified that require adjustment to or disclosure in the financial statement.